UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                                               SEC FILE NUMBER
                                                                        1-8232

                                  FORM 12B-25
                                                                  CUSIP NUMBER
                                                                   628735-20-1

                          NOTIFICATION OF LATE FILING

(Check  one):  [ ] Form 10-K & Form 10-KSB   [ ] Form 20-F     [ ] Form  11-K
               [X] Form 10-Q & Form 10-QSB   [ ] Form  N-SAR

               For  Period  Ended:  December  31,  1999

               [ ] Transition  Report  on  Form  10-K
               [ ] Transition  Report  on  Form  20-F
               [ ] Transition  Report  on  Form  11-K
               [ ] Transition  Report  on  Form  10-Q
               [ ] Transition  Report  on  Form  N-SAR
               For  the  Transition  Period  Ended:  ___________________________

 Read Instructions (on back page) Before Preparing Form.  Please Print or Type
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART  I  -  REGISTRANT  INFORMATION
Full  Name  of  Registrant

NBI,  Inc.
----------------------------------------------------------------
Former  Name  if  Applicable

N/A
----------------------------------------------------------------
Address  of  Principal  Executive  Office  (Street  and  Number)

1880  Industrial  Circle,  Suite  F
----------------------------------------------------------------
City,  State  and  Zip  Code

Longmont,  CO    80501
----------------------------------------------------------------

PART  II  -  RULES  12B-25(B)  AND  (C)

If  the  subject  report  could  not  be  filed without unreasonable effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule 12b-25(b), the
following  should  be  completed.    (Check  box  if  appropriate)

    (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the
 [X] fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED.)

The Company has had to devote a significant amount of time in February attending to various financial issues and researching financial statement disclosures required.


PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notifica-tion:

           Marjorie  Cogan                   (303)              684-2700
         -------------------              -----------      ------------------
               (Name)                     (Area Code)      (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                         [X]  Yes     [  ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [X]  Yes     [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See  Attached


                                 NBI,  Inc.
        ----------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    February  15,  2000                    By:  /s/  Marjorie  A.  Cogan

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                                  VIOLATIONS
                             (SEE 18 U.S.C. 1001).

                                    Part IV

The following shows NBI Inc.'s preliminary results of operations that is expected for the quarter ended December 31, 1999.

                                   NBI, INC.
               PRELIMINARY CONSOLIDATED STATEMENTS OF OPERATIONS
                  (Amounts in Thousands Except Per Share Data)
                                  (Unaudited)


                                                          Three Months Ended  Six Months Ended
                                                             December 31,       December 31,
                                                            1999     1998      1999     1998



Revenues:
 Sales                                                      $3,113   $4,331   $6,961   $8,229
                                                            -------  -------  -------  -------

 Costs and expenses:
 Cost of sales                                               2,471    2,942    5,167    5,624
 Marketing, general and administrative                         734      741    1,479    1,427
                                                            -------  -------  -------  -------
                                                             3,205    3,683    6,646    7,051
                                                            -------  -------  -------  -------

 Income (loss) from operations                                 (92)     648      315    1,178

Other income (expense):
 Net gain on investments                                         9       --       57       --
 Other income and expenses, net                                  7        2       10       14
 Interest expense                                              (49)     (45)     (97)     (96)
                                                            -------  -------  -------  -------
                                                               (33)     (43)     (30)     (82)
                                                            -------  -------  -------  -------
 Income (loss) from continuing operations before
   income taxes                                               (125)     605      285    1,096
Income tax benefit (provision)                                   7     (169)     (21)    (228)
                                                            -------  -------  -------  -------

Income (loss) before discontinued operations                  (118)     436      264      868
Income (loss) from discontinued operations,
   net of income tax benefit (provision) of $(3),
   $95, $(24) and $89, respectively                              5     (185)      33     (184)
                                                            -------  -------  -------  -------

Net income (loss)                                             (113)     251      297      684

Dividend requirement on preferred stock                       (126)      --     (252)      --
                                                            -------  -------  -------  -------

Income (loss) attributable to common stock                  $ (239)  $  251   $   45   $  684
                                                            =======  =======  =======  =======


Income (loss) per common share - basic:
 Income (loss) before discontinued operations               $ (.03)  $  .05   $   --   $  .11
 Income (loss) from discontinued operations                     --     (.02)     .01     (.03)
                                                            -------  -------  -------  -------
 Net income (loss)                                          $ (.03)  $  .03   $  .01   $  .08
                                                            =======  =======  =======  =======

Income (loss) per common share - diluted:
 Income (loss) before discontinued operations               $ (.03)  $  .05   $   --   $  .10
 Income (loss) from discontinued operations                     --     (.02)     .01     (.02)
                                                            -------  -------  -------  -------
 Net income (loss)                                          $ (.03)  $  .03   $  .01   $  .08
                                                            =======  =======  =======  =======


Weighted average number of common
   shares outstanding                                        8,103    8,088    8,102    8,088
                                                            =======  =======  =======  =======




The Company expects a substantial decline in income attributable to common stock for the three and  six months ended December 31, 1999 compared to the same periods in the prior fiscal year, primarily due to a decline of $1.0 million in revenues from L.E. Smith Glass Company's largest customer  during  the  second  quarter of fiscal 2000 compared to the same period in the prior fiscal  year,  as  well  as  the  dividend  requirement on its preferred stock for fiscal 2000 related to preferred stock issued on December 31, 1998.  In addition, the lower revenue volume caused  unfavorable  absorption  of  fixed manufacturing costs.  These declines were partially offset  by  the  absence  of  a  loss on the disposal of a discontinued operation, as recorded during  the  second  quarter  of  fiscal  1999.

On December 30, 1999, the Company paid the IRS $400,000 of the $1,778,000 that was due on or before December 31, 1999.  No further payments have been made since that date.  The Company is currently in discussions with the IRS in an effort to obtain an extension on the remaining balance of $1,378,000, or to satisfy its IRS obligations.  However, there can be no assurance that the Company will be able to obtain an extension or satisfy its IRS obligations.
